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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☐	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Gecht, Guy (Last) (First) (Middle)		Electronics For Imaging, Inc. (EFII)

	303 Velocity Way	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			12/02
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	Foster City, CA 94404 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Chief Executive Officer

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock												7,995		D Direct

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Employee Stock Option (right to buy)		$13.7500

	Employee Stock Option (right to buy)		$15.6406

	Employee Stock Option (right to buy)		$20.4375

	Employee Stock Option (right to buy)		$25.6250

	Employee Stock Option (right to buy)		$33.8125

	Employee Stock Option (right to buy)		$47.2500

	Stock Option (right to buy)		$13.7500

	Stock Option (right to buy)		$17.5000		04/25/02				A		90,000

	Stock Option (right to buy)		$17.5000		04/25/02				A		55,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

		08/04/08		Common Stock	6,563				6,563		D Direct

		01/22/08		Common Stock	5,375				5,375		D Direct

		10/30/05		Common Stock	5,000				5,000		D Direct

		07/15/06		Common Stock	3,000				3,000		D Direct

		03/23/09		Common Stock	110,000				110,000		D Direct

		07/01/07		Common Stock	18,500				18,500		D Direct

		01/03/11		Common Stock	175,000				175,000		D Direct

	(1)	04/24/12		Common Stock	90,000				90,000		D Direct

	(2)	04/25/12		Common Stock	55,000				55,000		D Direct

Explanation of Responses:

(1) This option was grant in accordance with Options Exchange Program, whereas, the number of shares of common stock subject to each new option will be equal to two-thirds the number of shares of common stock subject to the tendered options.

(2) This option becomes exercisable as to 25% of the shares on April 25, 2003, and then monthly thereafter (ratably), with full vesting on October 25, 2005.

/s/ Gecht, Guy	2/14/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.